Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

October 27, 2023

VIA EDGAR TRANSMISSION

Mr. Raymond Be
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Series Portfolios Trust (the “Trust”)
File Nos.: 333-206240 and 811-23084
    Palm Valley Capital Fund (S000065375)
Dear Mr. Be:

The purpose of this letter is to respond to the comments you provided to Adam Smith on October 24, 2023, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 176 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of registering Institutional Class shares of the Palm Valley Capital Fund (the “Fund”). PEA No. 176 was filed with the U.S. Securities and Exchange Commission pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on Form N-1A on August 30, 2023.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

Prospectus - Converting Shares

1.Staff Comment: The Staff notes that the Fund may convert Institutional Class shares into Investor Class shares where an account balance falls below the required minimum initial investment for Institutional Class shares. Please supplementally advise why these automatic conversions into a higher cost share class are appropriate and consistent with applicable rules and regulations, including Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Trust responds by supplementally stating that the conversion from Institutional Class shares into Investor Class shares would be applicable to Institutional Class shareholders who would otherwise not meet the minimum initial investment amount for Institutional Class shares, and therefore, are no longer eligible for participation in the Institutional Class. Such conversions are permissible and consistent with Rule 18f-3(f)(3), provided that (i) the investor is given prior notice of the proposed conversion; and (ii) the conversion is effected on the basis of the relative net asset values of the two classes without the imposition of any sales load, fee, or other charge.

The Trust further confirms supplementally that the Fund will (i) provide shareholders 60 days’ written notice to increase an account balance to the minimum initial investment amount, and (ii) that any such conversions will be effected on the basis of the relative net asset values of the two classes without the imposition of any sales load, fee, or other charge.

2.Staff Comment: Please clarify the disclosure to state that the Investor Class shares have higher costs, including a Rule 12b-1 fee of 0.25% that are not paid by the Institutional Class.

Response: The Trust responds by adding the following disclosure at the end of the third paragraph of the section “Converting Shares”:

“Investor Class shares have higher expenses than Institutional Class shares, including a Rule 12b-1 distribution plan fee of 0.25%. Institutional Class shares are not subject to a Rule 12b-1 distribution plan fee.”

3.Staff Comment: Please supplementally confirm whether the written notice will include a similar statement as suggested in Staff Comment 2 above and, if not, please explain.

Response: The Trust responds by supplementally confirming that the 60-day written notice to shareholders will include disclosure substantially identical to statement in the Trust’s response to Staff Comment 2 above.

* * * * * *

We trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 254-6444.

Very truly yours,

/s/ Adam W. Smith
Adam W. Smith, Secretary
Series Portfolios Trust

cc: Andrew Zutz, Goodwin Procter LLP